FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October, 2018

UNILEVER N.V.

(Translation of registrant's name into English)

WEENA 455, 3013 AL, P.O. BOX 760, 3000 DK, ROTTERDAM, THE NETHERLANDS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Exhibit 99 attached hereto is incorporated herein by reference.

 Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILEVER N.V.

/S/ R SOTAMAA By R SOTAMAA CHIEF LEGAL OFFICER AND COMPANY SECRETARY

Date: 6 November 2018

EXHIBIT INDEX

EXHIBIT NUMBER  EXHIBIT DESCRIPTION

99  Notice to Euronext Amsterdam

Exhibit 99

This Report on Form 6-K contains the following:

Exhibit	99.1	Stock Exchange announcement dated	1 October 2018	entitled	‘Transaction in own Securities’
Exhibit	99.2	Stock Exchange announcement dated	9 October 2018	entitled	‘Transaction in own Securities’
Exhibit	99.3	Stock Exchange announcement dated	15 October 2018	entitled	‘Transaction in own Securities’
Exhibit	99.4	Stock Exchange announcement dated	22 October 2018	entitled	‘Transaction in own Securities’
Exhibit	99.5	Stock Exchange announcement dated	29 October 2018	entitled	‘Transaction in own Securities’

Exhibit 99.1:

TRANSACTIONS IN OWN SECURITIES

1 October 2018 - Unilever N.V. (the “Company”) announces today that it has purchased the following number of its ordinary shares (or depositary receipts thereof) during the week starting on 24 September 2018 from UBS AG, London Branch (“UBS”). The repurchased shares will be held in treasury.

Ordinary Shares

Date of purchases:   24 September – 28 September 2018

Number of ordinary shares purchased:    0

Highest price paid per share:       EUR 0.00

Lowest price paid per share:EUR 0.00

Volume weighted average price paid per share:EUR 0.00

Such purchases form part of the Company’s existing share buy-back programme and were effected pursuant to the instructions issued to UBS by the Company on 20 July 2018, as announced on that date.

Aggregated information

Monday 24 September 2018
Trading venue	Volume weighted average price (EUR)	Aggregated volume (shares)
Euronext Amsterdam	---	---
BATS	---	---
Chi-X	---	---
Turquoise	---	---

Tuesday 25 September 2018
Trading venue	Volume weighted average price (EUR)	Aggregated volume (shares)
Euronext Amsterdam	---	---
BATS	---	---
Chi-X	---	---
Turquoise	---	---

Wednesday 26 September 2018
Trading venue	Volume weighted average price (EUR)	Aggregated volume (shares)
Euronext Amsterdam	---	---
BATS	---	---
Chi-X	---	---
Turquoise	---	---

Thursday 27 September 2018
Trading venue	Volume weighted average price (EUR)	Aggregated volume (shares)
Euronext Amsterdam	---	---
BATS	---	---
Chi-X	---	---
Turquoise	---	---

Friday 28 September 2018
Trading venue	Volume weighted average price (EUR)	Aggregated volume (shares)
Euronext Amsterdam	---	---
BATS	---	---
Chi-X	---	---
Turquoise	---	---

Transaction details

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), a full breakdown of the individual trades made by UBS on behalf of the Company as part of the buy-back programme can be found on our website:

Trade-by-Trade disclosure table

Media Enquires: mediarelations.rotterdam@unilever.com

Exhibit 99.2:

TRANSACTIONS IN OWN SECURITIES

8 October 2018 - Unilever N.V. (the “Company”) announces today that it has purchased the following number of its ordinary shares (or depositary receipts thereof) during the week starting on 1 October  2018 from UBS AG, London Branch (“UBS”). The repurchased shares will be held in treasury.

Ordinary Shares

Date of purchases:   1 October – 5 October 2018

Number of ordinary shares purchased:    0

Highest price paid per share:       EUR 0.00

Lowest price paid per share:EUR 0.00

Volume weighted average price paid per share:EUR 0.00

Such purchases form part of the Company’s existing share buy-back programme and were effected pursuant to the instructions issued to UBS by the Company on 20 July 2018, as announced on that date.

Aggregated information

Monday 1 October 2018
Trading venue	Volume weighted average price (EUR)	Aggregated volume (shares)
Euronext Amsterdam	---	---
BATS	---	---
Chi-X	---	---
Turquoise	---	---

Tuesday 2 October 2018
Trading venue	Volume weighted average price (EUR)	Aggregated volume (shares)
Euronext Amsterdam	---	---
BATS	---	---
Chi-X	---	---
Turquoise	---	---

Wednesday 3 October 2018
Trading venue	Volume weighted average price (EUR)	Aggregated volume (shares)
Euronext Amsterdam	---	---
BATS	---	---
Chi-X	---	---

Turquoise	---	---

Thursday 4 October 2018
Trading venue	Volume weighted average price (EUR)	Aggregated volume (shares)
Euronext Amsterdam	---	---
BATS	---	---
Chi-X	---	---
Turquoise	---	---

Friday 5 October 2018
Trading venue	Volume weighted average price (EUR)	Aggregated volume (shares)
Euronext Amsterdam	---	---
BATS	---	---
Chi-X	---	---
Turquoise	---	---

Transaction details

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), a full breakdown of the individual trades made by UBS on behalf of the Company as part of the buy-back programme can be found on our website:

Trade-by-Trade disclosure table

Media Enquires: mediarelations.rotterdam@unilever.com

Exhibit 99.3:

TRANSACTIONS IN OWN SECURITIES

15 October 2018 - Unilever N.V. (the “Company”) announces today that it has purchased the following number of its ordinary shares (or depositary receipts thereof) during the week starting on 8 October  2018 from UBS AG, London Branch (“UBS”). The repurchased shares will be held in treasury.

Ordinary Shares

Date of purchases:   8 October – 12 October 2018

Number of ordinary shares purchased:    0

Highest price paid per share:       EUR 0.00

Lowest price paid per share:EUR 0.00

Volume weighted average price paid per share:EUR 0.00

Such purchases form part of the Company’s existing share buy-back programme and were effected pursuant to the instructions issued to UBS by the Company on 20 July 2018, as announced on that date.

Aggregated information

Monday 8 October 2018
Trading venue	Volume weighted average price (EUR)	Aggregated volume (shares)
Euronext Amsterdam	---	---
BATS	---	---
Chi-X	---	---
Turquoise	---	---
Tuesday 9 October 2018
Trading venue	Volume weighted average price (EUR)	Aggregated volume (shares)
Euronext Amsterdam	---	---
BATS	---	---
Chi-X	---	---
Turquoise	---	---
Wednesday 10 October 2018
Trading venue	Volume weighted average price (EUR)	Aggregated volume (shares)
Euronext Amsterdam	---	---
BATS	---	---
Chi-X	---	---
Turquoise	---	---

Thursday 11 October 2018
Trading venue	Volume weighted average price (EUR)	Aggregated volume (shares)
Euronext Amsterdam	---	---
BATS	---	---
Chi-X	---	---
Turquoise	---	---

Friday 12 October 2018
Trading venue	Volume weighted average price (EUR)	Aggregated volume (shares)
Euronext Amsterdam	---	---

BATS	---	---
Chi-X	---	---
Turquoise	---	---

Transaction details

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), a full breakdown of the individual trades made by UBS on behalf of the Company as part of the buy-back programme can be found on our website:

Trade-by-Trade disclosure table

Media Enquires: mediarelations.rotterdam@unilever.com

Exhibit 99.4:

TRANSACTIONS IN OWN SECURITIES

22 October 2018 - Unilever N.V. (the “Company”) announces today that it has purchased the following number of its ordinary shares (or depositary receipts thereof) during the week starting on 15 October  2018 from UBS AG, London Branch (“UBS”). The repurchased shares will be held in treasury.

Ordinary Shares

Date of purchases:   15 October – 19 October 2018

Number of ordinary shares purchased:    0

Highest price paid per share:       EUR 0.00

Lowest price paid per share:EUR 0.00

Volume weighted average price paid per share:EUR 0.00

Such purchases form part of the Company’s existing share buy-back programme and were effected pursuant to the instructions issued to UBS by the Company on 20 July 2018, as announced on that date.

Aggregated information

Monday 15 October 2018
Trading venue	Volume weighted average price (EUR)	Aggregated volume (shares)
Euronext Amsterdam	---	---

BATS	---	---
Chi-X	---	---
Turquoise	---	---

Tuesday 16 October 2018
Trading venue	Volume weighted average price (EUR)	Aggregated volume (shares)
Euronext Amsterdam	---	---
BATS	---	---
Chi-X	---	---
Turquoise	---	---

Wednesday 17 October 2018
Trading venue	Volume weighted average price (EUR)	Aggregated volume (shares)
Euronext Amsterdam	---	---
BATS	---	---
Chi-X	---	---
Turquoise	---	---

Thursday 18 October 2018
Trading venue	Volume weighted average price (EUR)	Aggregated volume (shares)
Euronext Amsterdam	---	---
BATS	---	---
Chi-X	---	---
Turquoise	---	---

Friday 19 October 2018
Trading venue	Volume weighted average price (EUR)	Aggregated volume (shares)
Euronext Amsterdam	---	---
BATS	---	---
Chi-X	---	---
Turquoise	---	---

Transaction details

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), a full breakdown of the individual trades made by UBS on behalf of the Company as part of the buy-back programme can be found on our website:

Trade-by-Trade disclosure table

Media Enquires: mediarelations.rotterdam@unilever.com

Exhibit 99.5:

TRANSACTIONS IN OWN SECURITIES

29 October 2018 - Unilever N.V. (the “Company”) announces today that it has purchased the following number of its ordinary shares (or depositary receipts thereof) during the week starting on 22 October  2018 from UBS AG, London Branch (“UBS”). The repurchased shares will be held in treasury.

Ordinary Shares

Date of purchases:   22 October – 26 October 2018

Number of ordinary shares purchased:    0

Highest price paid per share:       EUR 0.00

Lowest price paid per share:EUR 0.00

Volume weighted average price paid per share:EUR 0.00

Such purchases form part of the Company’s existing share buy-back programme and were effected pursuant to the instructions issued to UBS by the Company on 20 July 2018, as announced on that date.

Aggregated information

Monday 22 October 2018
Trading venue	Volume weighted average price (EUR)	Aggregated volume (shares)
Euronext Amsterdam	---	---
BATS	---	---
Chi-X	---	---
Turquoise	---	---
Tuesday 23 October 2018
Trading venue	Volume weighted average price (EUR)	Aggregated volume (shares)
Euronext Amsterdam	---	---
BATS	---	---
Chi-X	---	---
Turquoise	---	---

Wednesday 24 October 2018

Trading venue	Volume weighted average price (EUR)	Aggregated volume (shares)
Euronext Amsterdam	---	---
BATS	---	---
Chi-X	---	---
Turquoise	---	---

Thursday 25 October 2018
Trading venue	Volume weighted average price (EUR)	Aggregated volume (shares)
Euronext Amsterdam	---	---
BATS	---	---
Chi-X	---	---
Turquoise	---	---

Friday 26 October 2018
Trading venue	Volume weighted average price (EUR)	Aggregated volume (shares)
Euronext Amsterdam	---	---
BATS	---	---
Chi-X	---	---
Turquoise	---	---

Transaction details

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), a full breakdown of the individual trades made by UBS on behalf of the Company as part of the buy-back programme can be found on our website:

Trade-by-Trade disclosure table

Media Enquires: mediarelations.rotterdam@unilever.com